UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

RENOVORX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75989R 107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75989R 107

1	NAME OF REPORTING PERSON: Ramtin Agah
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 152,872
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 152,872
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 152,872 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	1.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes (i) 6,477 shares of common stock held of record by Ramtin Agah (the “Reporting Person”); (ii) 145,100 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 to the Reporting Person; and (iii) 1,295 shares of common stock that are issuable upon exercise of outstanding warrants within 60 days of December 31, 2022 to the Reporting Person.

(2)	Based on 9,097,701 shares of the Issuer’s common stock outstanding as of November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

Item 1

(a) Name of Issuer:

RenovoRx, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4546 El Camino Real, Suite B1
Los Altos, California 94022

Item 2

(a) Names of Persons Filing:

Ramtin Agah (the “Reporting Person”)

(b) Address or principal business office or, if none, residence:

The principal business office address of the Reporting Person is:

c/o RenovoRx, Inc.
4546 El Camino Real, Suite B1
Los Altos, California 94022

(c) Citizenship:

Reference is made to the response to item 4 on page 2 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP No.:

75989R 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of page 2, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

/s/ Ramtin Agah
Ramtin Agah, MD